Schedule 13G
Amendment No. 5

Name of Issuer:               First Citizens Corporation

Title of Class of Securities: Common Stock, $1 par value

Cusip Number:            319588109




1. Name of Reporting Person:               Rollins Financial
Counseling, Inc.
     I.R.S. Identification No. of Above Person:      58-
1876689

2. Check the Appropriate Box if a Member of a Group:   (b)
No existence of a group

3. SEC USE ONLY

4. Citizenship or Place of Organization:          Atlanta,
Georgia /United States of America

5. Sole Voting Power:                   Inapplicable

6. Shared Voting Power:                 74,831 shares

7. Sole Dispositive Power:                   Inapplicable

8. Shared Dispositive Power:            74,831 shares

9. Aggregate Amount Beneficially Owned by Each
     Reporting Person:             74,831 shares

10. Check Box if the Aggregate Amount in
     Row (9) Excludes Certain Shares:        Inapplicable

11. Percent of Class Represented by Amount
     in Row (9):                   4.68

12. Type of Reporting Person:           IA


Item 1.
(a) Name of Issuer:                First Citizens
Corporation

(b) Address of Issuer's Principal Executive Offices:   19
Jefferson Street, Newnan, Georgia 30263

Item 2.
(a)  Name of Person Filing:          Rollins Financial
  Counseling, Inc.

(b)  Address of Principal Business Office:     1201
  Peachtree Street, Suite 1500
                              Atlanta, Georgia 30361

(c)  Citizenship:                    United States of
  America

(d)  Title of Class of Securities:             Common
  Stock, $1 par value

(e)  CUSIP Number:                   319588109

Item 3.  If this statement is filed pursuant to
Rule 13d-1(b), or 13d-2(b), the person filing is a:
(e) Investment Adviser registered under
                                   Section 203 of the
Investment Advisers Act
                                   Of 1940

Item 4. Ownership
If the percent of the class owned exceeds 5 percent
Inapplicable

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as
of
Date hereof the reporting person has ceased to be the
Beneficial owner of more than five percent of the class
Of securities, check the following box:           X

Item 6. Ownership of More than Five Percent on
Behalf of Another Person                Inapplicable

Item 7. Identification and Classification of the
Of the Subsidiary which Acquired the Security
Being Reported on By the Parent Holding Company
Inapplicable

Item 8. Identification and Classification of Members
Of the Group                            Inapplicable

Item 9. Notice of Dissolution of Group
Inapplicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           December 2, 1997
                                              Date


                                                Joseph    R.
Rollins
                                         Signature


                                     Joseph    R.   Rollins,
President
                                        Name/Title